UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PETROBRAS ANNOUNCES OFFERING OF GLOBAL NOTES

RIO DE JANEIRO, BRAZIL – JANUARY 25, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), plans to offer global notes (the “Notes”), subject to market and other conditions. The Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras.

PGF intends to use the net proceeds from the sale of the Notes towards the redemption price of its existing 3.000% Global Notes due January 2019, 7.875% Global Notes due March 2019 and 3.250% Global Notes due April 2019, and the remainder, if any, to repay other existing indebtedness and for general corporate purposes. PGF intends to issue a notice of redemption following the closing of the offering and to redeem the aggregate principal amount of these notes no less than 30 days and not more than 60 days thereafter.

PGF has engaged Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Itau BBA USA Securities, Inc. and Mizuho Securities USA LLC to act as joint bookrunners with respect to the offering of the Notes.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PGF and Petrobras have filed a registration statement, including a prospectus with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents PGF and Petrobras have filed with the SEC for more complete information about the companies and the offering of the Notes. When available, you may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting Banco Bradesco BBI S.A. at +1 (212) 888-9145, BNP Paribas Securities Corp. at +1 (800) 854-5674, Citigroup Global Markets Inc. at + 1 (800) 831-9146, Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030, Itau BBA USA Securities, Inc. at +1 (212) 710-6749 or +1 (888) 770-4828 and Mizuho Securities USA LLC at +1 866 271-7403.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Larry Carris Cardoso
Name:	Larry Carris Cardoso
Title:	Acting Financial Executive Manager

Date: January 25, 2018